CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

Filed by Corn Products International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397
Forward Looking Statements
This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Corn Products International, Inc. and Bunge Limited, and the anticipated consequences and benefits of such transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Corn Products and Bunge.
Relevant risks and uncertainties include those referenced in Corn Products’ and Bunge’s filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Corn Products assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.
Additional Information
This material is not a substitute for the joint proxy statement/prospectus and any other documents Corn Products International, Inc. and Bunge Limited intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Corn Products and Bunge with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations, and by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations.
Neither Corn Products nor Bunge is currently engaged in a solicitation of proxies from the securityholders of Corn Products or Bunge in connection with the proposed merger. If a proxy solicitation commences, Corn Products, Bunge and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
June 23, 2008
8:45 a.m. CT

Operator:	Good morning everyone and welcome to the Corn Products International employee call with Sam Scott. This call is being recorded.

At this time, I would like to turn the call over to the Chairman, President and Chief Executive Officer of Corn Products International, Mr. Sam Scott. Please go ahead.

Sam Scott:
(Thanks) and good morning to all. As of now, I am sure you have all heard the news that was released this morning at about 5:00 in the morning that we are in the process of merging with the Bunge organization out of White Plains, New York.

I am sure most of you, if not all of you, are very shocked with that and very surprised. But in the next 15 to 20 minutes to half an hour, I’m going to try to go through the logic of this and why it is a good opportunity for our organization and hopefully a good opportunity for all, if not most — if not all of you in career development and the future of this organization being part of a Fortune 100, perhaps even Fortune 50 organization.

Going to the first slide, this is the one I start all of our presentations with and these reasons and these values are why Bunge was interested in Corn Products. And I’ll show you later that their values are very, very similar to ours, and why we did entertain an opportunity to talk to them.

The company was not for sale, I want to impress that upon you, but Bunge did approach me and the board of directors with an offer that was compelling for us to pursue, the board had a responsibility to do just that.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

As they pursued the offer, we found out that the two companies had an awful lot in common, and the pieces being put together, Bunge and Corn Products combined were a very compelling force in the agriculture space around the world. And with opportunities that they and we have, if you put them together collectively, it would be a very powerful organization, it would be extremely competitive to the (ADMs) and (Cargills) of the world, the other ag companies.

So as we looked this thing and as the offer became more and more attractive, it became something we had to do. And these reasons were the overall compelling issue that brought Bunge to us and certainly, you folks have exemplified all four of these values and more over the last 10 years that we’ve been an independent company.

Moving to the next slide, the background of the transaction, Bunge did express an interest in Corn Products, International, as I said. The board had a fiduciary responsibility to respond to that offer, and the offer, as I said, was an attractive one. And the more we looked at the Bunge organization and the Corn Products organization, as I said, it became something that as we met — our management team met with their management team, we found that there were an awful lot of things that were going on. And you see later, they see us as the high value ingredient to their strategy, which is very important for all of us.

Next slide. The deal has been approved by the boards of both companies; it was effectively approved on Saturday afternoon by our Board. Bunge will acquire us at $56 a share and that will translate to about .46, it’s an all stock transaction, about .462, I believe, for every share of Corn Products, that’s what you will receive of Bunge shares. It’s valued at about $4.8 billion, that’s inclusive of about $400 million in debt.

As I said, you will have the shares of Bunge upon closing and we expect that this transaction will close sometime early fourth quarter; it can conceivably close a little before that. But right now, that’s the timeframe we’re looking at.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

The next slide. Bunge, so that you know who they are and at the bottom you can learn more about them through (www.bungie.com), but Bunge at a glance, they were founded in 1818. So they’re even older than we. Their headquarters are in White Plains, New York. They have 25,000 employees in over 30 countries around the world. Their net sales in 2007 was — were $37 billion, with a net income of $778 million, so a sizable organization with breadth and scope beyond what it is we have.

Their major businesses, oil seed processing, vegetable oils, margarine, mayonnaise, premium edible oils and in South America they’re a fertilizer business. So there are a lot of things that they have in their product portfolio, mostly on the commodities side, they are an ag business, they are a fertilizer business, they are an oil seed business. But they are things that we work through with them and then certainly, I’ve mentioned to you in some of the calls before in Brazil, we have a partnership with them already in the baking industry, we share a lot of customers together, they share a lot of things that can support us as we move around the world, and they see us as the high value spread for their business that they definitely want to grow.

The goal for Bunge is to build the best agribusiness and food company in the world. Their strategy is to move to higher valued ingredients, and in the call today that we had with the investment community, and with the interview that we had with the “Wall Street Journal” on Saturday — Sunday morning, (Alberto Wiser), who is their CEO, emphasized that numerous times that he saw Corn Products as being the high value spread in their strategic planning, much the same as we look at moving up the scale in higher-valued ingredients, he sees us as that. And he has said to me that the intent is to put moneys into this business to grow the Corn Products business, as well as grow his own, with a prioritization towards us.

Because we looked at the values, and we put them up one side by side so that you could see what the values of Bunge are. They’re very, very similar and consistent with those of Corn

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

Products, International. And as you — as we started talking, and he and I have talked for years, it is — it’s a company that is a good, solid organization.

Next slide. Why does the merger work? Some of this will be repetitive, because I’ve said it already, but we fit their strategy of higher value added products, and we work right in the heart of their portfolio as to what they’re trying to do. And it accelerates our excelling (at our) base business, there will be synergies through the elevation side of the equation, through the logistics side of the equation, and supply chain that we’ll drive right to the bottom line on overall costs, and how it — how we run our business. And they give us opportunities to go — grow on a geographic basis, they are in many places we are not, and we are in a number of places that they are not, so it — the opportunities to build businesses on either side of this line are quite substantial for both companies.

It gives Bunge a corn value chain that it desires, it’s primarily soy, and fertilizer, as I said, and ag products, but they certainly want to get into the corn side of the business. Corn Products will become an operating subsidiary of Bunge, our headquarters will remain here, our name will remain the same, and we will be a subsidiary of Bunge.

And in the press release that was put out this morning, there was a commitment to the brand, being Corn Products, there was a commitment to the headquarters, being Westchester, and there was a commitment to the civic opportunities and philanthropy that we have dealt with around the world going forward. And he put that in the press release, because he and I have talked about it, and there is a commitment to continue doing that.

It’s an optimum fit for Corn Products, International in today’s rapidly changing ag business space. We all know what’s going on out there, and it gives us a little bit more strength in that environment.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

It does provide significant career enhancement opportunities for all of our people, a much larger organization, the opportunity to grow with a larger company that is something that perhaps we could not do as effectively here as you’ll be able to get out of Bunge. The businesses are complimentary from a commercial point of view, from an operational point of view, and some overlap in geographies, but other opportunities from geography. And it presents opportunities for our business to grow much more rapidly as a result of having more assets available to us to grow the business.

The next slide, the impact of the merger. As I said, we will become a subsidiary of Bunge, the headquarters will remain in Westchester, there will be no closures of industrial facilities, not expected anyhow, and we certainly don’t see that happening. The aggregate health and welfare benefits will be comparable for the next year, and beyond that point, the companies will move to standardize them. Their benefits are in good shape, they have a good program, it’s just a little different, we have to work on standardization down the road.

The synergies are expected in areas such as procurement, logistics and elimination of duplicate costs. Bunge and Corn Products, International share a common culture around core values and strong ethics, our rich and successful heritage in agribusiness and processing industries, and a talented and dedicated workforce. And more than a number of times, as he expressed the admiration for our workforce and in some of the instances today and some of the interviews, the questions came out why now? And it’s because this work force — and he said, as he’s looked at what has happened in Corn Products over the last few years, he’s seen a company that has gone through some problem times, but is on top of its game right now, and that was almost a quote from what he said.

So he felt that this was the appropriate time for us to merge, and my comment is you have two winning companies, and you’ll see that a little later. And you always want to do it, in fact you’re on top.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

Both companies have a long history of respect to their people, and strong support for the communities in which they operate, and that will not change for us or for them.

As is our practice, you have my commitment that as this thing moves forward, we will keep you informed. We don’t have all the answers right now, we couldn’t answer them on the phone earlier, we’re not going to be able to answer them for you today. But we will keep you informed as it does move forward, and as it progresses. And certainly there’ll be both written communications and communication sessions that I will conduct so that you’re aware of what is transpiring as we move forward.

There will be an integration team with people from both companies formed to figure out how we most effectively go forward with this merger, and communications with Bunge — and this is very important — should only come through the integration team participants. It’s not if somebody picks up the phone and calls you and says what about your area? You don’t answer that, you go back to the integration team, because that’s legally the way we want to do it and make sure we have it done right.

Next slide. So in summary, for now, I have to ask your patience as we work through this. It’s going to be an interesting period of time as we go through it, because we have to find out exactly how we put these two businesses together. We recognize — I recognize there’s anxiety on your part just finding out about this maybe two hours ago, three hours ago at the most, and you don’t have it settled in your mind yet. And I can’t answer any — all of the questions you have, I can answer some certainly, but I can’t answer all the questions you might have on your mind.

We are still a publicly traded company until the closing of this business, and — of this deal. And as a result, we have to act as such all of the things that we have done up to this point we have to continue doing, and we’d have to perform. Obviously you saw our stock popped up today, but if

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

this does not work for whatever reason, if the transaction doesn’t apply, and doesn’t go through, we will continue as a publicly traded company. So we have to act that way up to and through the closing of this business, and then beyond that, I expect us to be as professional, if not more so, as part of the overall joined companies in the joint business.

I know I can count on all of you to make this successful. In some instances, it may be difficult for you to look at how does it affect me, and say I still do that. But this is a pretty talented team, and we don’t know how it’s going to affect anybody, because what Bunge has said is they’re going to take the best people. And that is something that I truly believe he wants to do, and this is not going to be Corn Products people are gone, he is going to take the best people for the job, and my staff and I will be working on that transition team, and we all know you, and he wants our people.

You certainly can take great pride in what it is you’ve done for the last 10 plus years as an independent company. Even before that, you can take pride in what you’ve done. Some of you haven’t been here that long, looking around some of the faces, you’ve been here beyond the time that we’ve been spun out as an independent company. So to take this company in size from $1.2 billion to over four, to take it in earnings or earnings per share where we have — forget the earnings per share, but the market capitalization, we have increased it by fourfold over a 10-year period.

You should be very proud of what it is you’ve been able to do, and I am very proud of what it is you’ve been able to do.

So that’s a summary. My last slide is going to be the one you see at the end of most of our presentations, and this triangle, this diamond is why we’re here today. You have executed well on that diamond, you have made all the components of that diamond work, some perhaps a little better than others, but we have been able to serve with the values the base of the diamond.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

We’ve been able to use the drivers that is a second level up, we’ve been able to work through with our important stakeholders to be able to provide for them, and they in turn have provided for us so that we could grow.

And then the components of the strategy are there. Up top, it says the most admired company, and over the last four or five years, we have been in “Fortune’s” most admired list in our space, in the food ingredients — in the food space. And one year, we were number one, a couple of years we were number three or four, this past year we were number two. If you can see this chart, the company that was ranked number one was Bunge and that was also a compelling reason, because as the most admired company in this space, and we as number two, and that was related to the “Wall Street Journal” reporter yesterday, an interview I had with him, it is certainly a good combination based on the geographies, based on the business mix, based on the cultures, and based on how the world perceives our two companies as being number one and two in our space.

So that’s what I had to say. I have interviews that I have to take in about 20 minutes, so I have time for some questions, if in fact there are any. But be more than happy to answer what I can today, if we can’t answer them now, I would ask all of you from where you are in our world to get in touch with your managers and bubble those questions up, we will get back to you with answers at that point in time, but certainly I open for questions now. ((inaudible))

Male:	((inaudible))

Sam Scott:
You all the company — the question was when did Bunge approach us with an offer price, and were there any other suitors? We started talking, but not with a price on the table, because he asked me to come and see him earlier this year, much earlier this year. The offer price was put on the table for the first time probably in late February, early March was when he put a price on the table. We did not shop the company, as I said, the company was not for sale, there is a

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

fiduciary responsibility on the part of the board that if somebody has truly an interest in the organization, and expresses it as such, that you kind of have to meet with them, and that’s what did happen.

And when he said, I am very interested in your company, and I do want to talk to you about doing something, the only thing I could respond to him with was you have to make some sort of a formal request of that in order for me to do anything beyond that. If you do not, I will take it back to my board. If you do, I will. And he did. And when the board saw it, he — they found that it was compelling enough to go forward.

Any questions on the phone?

Operator:	For our telephone audience, if you would like to ask a question, star one on your telephone keypad. Once again, that is star one to ask a question on the phones.

Sam Scott:	I did not expect that I’d get a lot of questions today, to be very honest with you.

Operator:	And we do have two questions on the phones at this time.

Sam Scott:	Very good.

Operator:	We have Michelle

Sam Scott:	Maybe I was wrong.

Operator:	... Michelle Turcotts.

Sam Scott:	Michelle?

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

Michelle Turcotts:	Good morning, Sam.

Sam Scott:	Hi. How are you?

Michelle Turcotts:	Good, thank you. We have someone in the room that would like to ask a question.

Sam Scott:	OK.

Michelle Turcotts:	(Rasby Summer).

(Rasby Summer):	How you doing, Sam?

Sam Scott:	I’m fine. How are you?

(Rasby Summer):
Pretty good. My question for you is how soon will this integration team I guess be visiting Corn Products and the Bunge location to see what they’re going to do to merge the two companies and its personnel?

Sam Scott:
The team will probably be formed over the next couple of weeks and some of it’s going to be laying out the strategy of the combined companies going forward and how we look at it. Alberto and I will meet with an outside consultant to look at how we want to form the team, and what’ll be done to form that team. And then a number of folks in his organization and a number of folks in our organization will sit down and start going through it.

As I said, we’re not looking to shut down any of the industrial sites, nor their headquarters here. However, there will be opportunities, one of the things that we do see is in the supply chain and other areas, opportunities to be able to be synergistic, even one of the questions today on the call

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

was are we going to change our policy on how we buy corn and everything else? My answer was no, the business is the business that we run. He bought us for this business, so the intent is not to do that. But that team should be formed within the next few weeks, and start working shortly thereafter.

Michelle Turcotts:	Thank you, Sam.

Sam Scott:	Thank you. Another question?

Operator:	We have another question on the phone lines, Dale Larson.

Sam Scott:	Dale, how are you?

Dale Larson:	I’m fine, Sam. How are you doing?

Sam Scott:	All right. Are you in China?

Dale Larson:
Yes, I am in China. Actually my question was exactly identical to the very first question, was to understand how the — whether the integration teams have already been formed, and if so, what the timing looks like, so you’ve already answered my question.

Sam Scott:
Yes, and just so that everyone is aware, we did an awful lot of work from Friday, Saturday to Sunday so that there was nothing that could be done prior to that, and even looking to form the integration teams. We did not have a deal that was signed until Saturday mid afternoon, whatever time it was.

So before that, we weren’t going to do anything, and between then and now, what we’ve been doing is getting the communications ready for the street. The reason, as I said, I have to — I have

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

to cut this short, although it may not be short based on timing, we have interviews — had interviews yesterday with the “Journal”, interviews this — at — this morning with a number of different either newspapers and/or agencies. And then Alberto and I are going to go on a road show with our — his major investors and some of ours over the next three days, New York, Boston, Kansas City, Denver and Las Angeles to hit the largest investors in both companies, or in his company in particular.

So that things were not done to even think about setting up a transition team prior to that, that will be worked on over the next week or so getting the team.

Any other questions?

Operator:	We have a question from Jeff Williamson.

Sam Scott:	OK. Jeff?

(Rob Bruener):
Actually it’s not Jeff Williamson, it’s (Rob Bruener) here in Mapleton, Illinois. I was just checking to see if this was a — if Bunge is a publicly traded company, and what might be their — the initials so that we can kind of look them up on the stock exchange.

Sam Scott:	They are definitely a publicly traded company, and the initials — or the call is BG, B as in boy, G as in girl, that’s pretty easy. That was...

(Rob Bruener):	Oh, thank you, Sam.

Sam Scott:
... creative on my part, wasn’t it? They were trading at about 120 some odd dollars a share, they were down a little bit today, we expected that, not because they’re taking on Corn Products, there are people arbitraging the stock right now, so we expect it to bounce around for a little bit.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

But you can find them under BG on the New York Stock Exchange. As I said, they’re a very, very old, well-respected company. They’ve only been public now for about seven, eight years, 2001 — so seven years.

(Rob Bruener):	Thanks, Sam.

Sam Scott:	You’re quite welcome.

Male:	((inaudible))

Operator:	We have no questions on the phones at this time.

Sam Scott:
Let me — there’s a question in here. Why is it called a merger and not a takeover? It’s a merger because it is an all-stock transaction, our shareholders will own when this is completed about 21 percent of the combined company. In fact, it is a — and it’s an acquisition, I mean they have — they are the larger player in the — in the business, but it is certainly something that he and I have discussed all the way through what it is we would do. Some of the issues with respect to name, with respect to operations, with respect to headquarters, with respect to transition team, all of those issues are — and have been negotiated issues, so it was not a matter of hey, I’m buying, and I’m paying cash, and you just get the hell out of here. That’s a true acquisition in form, where there is no guarantee, nor no involvement beyond where we are.

As a result of it being a merger in the form of stock, we did have input into some of the things that were going on, and the fact that we were not looking for the best price, because we were not going out shopping the company, we were going after a deal that was the best for the — for our company, and the best for the combined companies. That’s why the headline said merger.

OK. Any other questions?

Operator:	No questions on the phone at this time.

Sam Scott:
All right. In summation, tough day, but a very good day. I know the shock is always tough for everybody, when it’s drilled into my head, it was tough saying this is what’s going to happen. However, as I look at it for the organization, when I look at it for our customers, when I look at it certainly for our shareholders, and certainly as I look at it for you, and I mean most of you, perhaps not all of you, but I think certainly most of you in the large, largest majority of you, the opportunities are going to be greater than they were before, you have all done your jobs in such a fashion that you’ve made this happen. Don’t take credit for that, I know you’ll be pissed off with yourself, you could work lighter, and you wouldn’t have had to worry about it. But that’s not the name of the game here, we’re all trying to do as good as we possibly can in what it is we do, and you’ve done a hell of a job doing that.

You’ve put us in a position where our company is admired by all, and obviously admired by Bunge. And we’ve put ourselves in a position where we can generate and create opportunities for the combined companies, and for the employees of the combined company that I believe, and I truly do believe, are better in the long term than what we had before.

So I’ll stop it at that. As I said, please feel free to bubble your questions up through your respective organization. I will not be here for the next couple of days, but I’m not running away from you, I’ll be back in here Thursday ready to do and answer any questions and all questions you might have. And I can commit to you that the communications will continue much more frequently than they were before, it will not be quarterly, we’ll probably do a call on a monthly basis to make sure — or more as required, but certainly there will be information getting out to you as we get the information, it won’t be in dribbles, so we’ll try to compact it and have different pieces of information coming out at one time.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

But we will keep you informed on what’s going on, and what progress the transition team is making.

With that, I thank you for everything. (Dennis), one more question.

(Dennis):	Sam, I’m sorry.

Sam Scott:	No.

(Dennis):	One last question on ((inaudible)) middle right now ((inaudible)) mentioned in the ag world ((inaudible)).

Sam Scott:	Yes.

(Dennis):	And we look our customers in the eye, and ((inaudible)) as a ((inaudible)) Bunge

Sam Scott:	You can

(Dennis):	... ((inaudible)).

Sam Scott:
Yes, it will be a subsidiary of Bunge, the name will be in place, the facilities will be in place, and the organization will be in place. So matter of fact, the question came on the call today, specific to how we were going to contract and will we use the same policies and everything. They turned the question over to me to answer. And I told them exactly what we would be doing, I told them that, you know, we have our policies that Bunge has bought the organization based on those policies, we will look at the best of both worlds in the risk management scenario. But in our scenario, as we do our business and we go forward booking firm price contracts, or grant related contracts, they know what we do.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

Our team’s spent a lot of time with them, we had a full day where (Jack, John, Cheryl — Jack, John) and (Georgie) and gone through that day to talk about the businesses and how we run them. (Mary Ann) and (Cheryl) and I had met with them before that to talk about some of the financials. They know what we’re doing, and you can look your customers in the eye and tell them that we will be selling them as we have in the past.

And the issue that he brought up a number of times today on the call was the fact that the commercial side, the customer contact, the relationship with the customers is something that they need more than anything else that they need, their belief is that because they are such a commodity company wanting to move up the scale, that the margins or the customer relationships or the methodologies of selling are not as good as ours. So every conversation I have had with him and today was just in the public domain, has been zeroing in on the way that we run our business in all aspects of it, but most importantly to be able to leverage the commercial side of the business and grow it.

My comment on the call today was that because somebody said well, you know, how come you need — what do you need all these people for? And I said the way we run our business is that we set up strategic plans for our customers, and certainly not every customer, but most of your customers you know strategically what you want to do.

If they add products to that portfolio, then the strategic plan is just going to be more inclusive of other things, and that will determine how we go at the customers if we’re overlapping them. In Brazil, where we have a venture that’s been in place now for a couple of months, I guess, we didn’t do anything to change other than again strategically look at how we’re going to go to the market with more products in our — in our satchel to be able to sell to the customers, it’s worked out very well, and we have no changed there either.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

So the issue on customers will be the contact will be the way it has been in the past. Thank you. (Charles)?

(Charles):	((inaudible))

Sam Scott:
Well the question was why is this is a better plan than going out to buy other companies? And I guess, (Charles), the issue is who and what those other companies were. If we went with a larger acquisition, some of the more talked about ones were (National Lore, Tate) and (Lyle). If in fact we’d gone after (Tate) and (Lyle), we could have called us buying them, but they’d have bought us. They were a larger — they are a larger company than we are, and if the transaction had taken place, we could been the — could have been the initiator, but the combined companies would have been that that they would have had more of an involvement than we.

And in that instance, we would have been looking at a major, major restructuring of the business. Because the synergies derived from that would have been in the same industry, it would have involved shutting down a plant, and taking entire businesses off the table. If in fact we had done a smaller one than that, but large, it could have stressed us very, very much financially, and in this environment, particularly in this environment, you don’t want to put your company under any financial stress. I mean if we had looked at buying a $2 billion, or billion and a half dollar company in today’s world, we could do it, but the board was not thrilled with that look, and nor was your management team as we looked at what it was going to involve, and what stresses it would put on us if in fact there were a hiccup in any part of our world.

So then it came down to doing smaller acquisitions. The smaller acquisitions are still on the table, we are still looking — he is still looking — Alberto and we as an independent — as a — as a subsidiary of Bunge will be looking to still accomplish those acquisitions that we’re growing our company. He’s said that to me, he wants to see it happen.

CORN PRODUCTS INTERNATIONAL
Moderator: Sam Scott
06-23-08/8:45 a.m. CT
Confirmation # 4704525

I’ve talked to him about a couple that we have on the table right now, and he wants to pursue those and continue to pursue those. So we are not slowing down what we were doing, in fact I can’t guarantee you, but I think we’re going to be accelerating what it is we were doing, because we have a larger company behind us, and he wants to grow it, and as I said, he sees this space as his growth space. He doesn’t see ag elevation, or something like that, being displaced, he’s going to continue to grow it, that’s their business.

But they see the corn refining side, the new subsidiary they have as being a very interesting and very profitable growth vehicle for them. They look at high fructose corn syrup as a specialty ingredient, we look at high fructose corn syrup as a very profitable commodity ingredient. So there’s a difference in the — in the psyche, so they want to take some of these businesses and move them up the scale and see what they can do with them.

Any other questions?

Going once. Going twice. I thank you all for your attention, I will commit to you that we will be working this thing through to a — as smooth a landing as we possibly can make it, and you have my commitment to that. As I said, I will keep you informed, as will my entire staff, and the transition team as things move forward, and again, thank you for everything you’ve done over the last 10 years. With that, we’ll end the call.

Mark, I think we’re over.

Operator:	Thank you very much and that

Sam Scott:	Thank you.

Operator:	... does conclude our conference call. Thank you for joining us today.
END